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                                   23(d)(13)

     Amendment to Sub-Advisory Agreement on behalf of American Century Large
                                 Company Value

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                   AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
                      TRANSAMERICA FUND ADVISORS, INC. AND
                  AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

THIS AMENDMENT is made as of January 1, 2007 to the Sub-Advisory Agreement dated May 1, 2001, as amended, (the "Agreement"), between Transamerica Fund Advisors, Inc. (formerly, AEGON/Transamerica Fund Advisers, Inc.), and American Century Investment Management, Inc., (the "Sub-Adviser") on behalf of AEGON/Transamerica Series Trust (the "Trust") and American Century Large Company Value (the "Fund"). In consideration of the mutual covenants contained herein, the parties agree as follows:

4. COMPENSATION. Effective January 1, 2007, the sub-advisory fee rate for American Century Large Company Value is as follows:

          0.425% of the first $250 million of average daily net assets; 0.40% of average daily net assets over $250 million up to $400 million; 0.35% of average daily net assets over $400 million up to $750 million; and 0.30% of average daily net assets in excess of $750 million.

In all other respects, the Sub-Advisory Agreement dated May 1, 2001, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 1, 2007.

TRANSAMERICA FUND ADVISORS, INC


By: /s/ Glenn E. Brightman
    ---------------------------------
Name: Glenn E. Brightman
Title: Senior Vice President


AMERICAN CENTURY INVESTMENT
MANAGEMENT, INC.


By: /s/ Charles A. Etherington
    ---------------------------------
Name: Charles A. Etherington
Title: Sr. VP